Scorpio Bulkers Inc. Announces Exit from Dry Bulk Sector, Classifying Its Fleet as Held for Sale, Giving Notice to Terminate Agreements with Its Vessel Managers, and Intention to Change the Company Name
MONACO, December 20, 2020 (GLOBE NEWSWIRE) -- Scorpio Bulkers Inc. (NYSE: SALT) (the “Company”) today announced that following the recent sales of vessels by the Company, its Board of Directors has authorized the Company, as part of its transition to a sustainable future, to sell its remaining dry bulk vessels and exit the dry bulk sector during 2021.  As a result of this decision, the Company expects to record a write-down ranging from $475.0 million to $500.0 million on vessels sold and classified as held for sale.  This estimated write-down includes non-cash charges of $425.0 million to $440.0 million to reflect the current fair market value of the fleet and $50.0 million to $60.0 million of estimated cash charges, which include $34.0 million to $36.0 million for the termination of various vessel-related agreements, as well as other selling costs.  The Company will also write-off approximately $10.0 million of deferred financing costs as outstanding debt is repaid.
Pursuant to the Master Agreement previously filed with the SEC governing the commercial and technical management of its vessels, the Company has submitted a notice of termination to its managers, effectively ending its relationship with Scorpio Commercial Management s.a.m. and Scorpio Ship Management s.a.m.
To reflect its transition, the Board of Directors has also resolved to seek shareholders’ approval to change the name of the Company.  The proposed new name of the Company will be announced on or before January 8, 2021.
About Scorpio Bulkers Inc.
Scorpio Bulkers Inc., a provider of marine transportation of dry bulk commodities announced its intention to exit the dry bulk sector during 2021 and is investing in the next generation of wind turbine installation vessels. The Company has recently sold eight vessels and has contracted to sell sixteen additional vessels, all of which are expected to close in the first half of 2021. Scorpio Bulkers Inc. intends to sell its 25 remaining wholly-owned or finance leased drybulk vessels (including 7 Kamsarmax vessels and 18 Ultramax vessels) during 2021. The Company has signed a letter of intent to enter into a shipbuilding contract with Daewoo Shipbuilding and Marine Engineering Inc. to build a wind turbine installation vessel to be delivered in 2023, with options to build three further similar vessels. Additional information about the Company is available on the Company’s website www.scorpiobulkers.com, which is not a part of this press release.
Forward-Looking Statements
Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intend,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect,” “pending” and similar expressions identify forward-looking statements. We undertake no obligation, and specifically decline any obligation, except as required by law, to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.
The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.
In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the failure of counterparties to fully perform their contracts with us, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for dry bulk vessel capacity, the length and severity of the ongoing novel coronavirus (COVID-19) outbreak, including its effects on demand for dry bulk products and the transportation thereof, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, counterparty performance, ability to obtain financing and the availability of capital resources (including for capital expenditures) and comply with covenants in such financing arrangements, planned capital expenditures, our ability to successfully identify, consummate, integrate and realize the expected benefits from acquisitions and changes to our business strategy, fluctuations in the value of our investments, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessel breakdowns and instances of off-hires and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.
Contact:
Scorpio Bulkers Inc.
+377-9798-5715 (Monaco)
+1-646-432-1675 (New York)